Provident New York Bancorp

400 Rella Boulevard

Montebello, NY 10901-4243

T 845.369.8040

F 845.369.8255

www.providentbanking.com

May 10, 2012

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

Washington, D.C. 20549

VIA: EDGAR

RE:	Provident New York Bancorp

Form 10-K for the Fiscal Year Ended September 30, 2011

Filed December 13, 2011

File No. 000-25233

SEC comment letter dated March 9, 2012

Dear Mr. Clampitt:

We have reviewed your comments on our Form 10-K for the fiscal year ended September 30, 2011. We appreciate your questions and insights and have provided responses herein that we feel are responsive and appropriate to your inquiries. In addition, we acknowledge the following:

•	Provident New York Bancorp (The “Company” or “PBNY”) is responsible for the adequacy and accuracy of all disclosure in the filings.

•	Staff comments or changes to disclosure in response to staff comments do not necessarily prevent the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Listed below are our responses to the comments issued by the Securities and Exchange Commission (“SEC”), listed in order of which they were asked:

Form 10-K for the fiscal Year Ended September 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended September 30, 2011 and September 30, 2010, page 54.

1.	SEC COMMENT: We note your presentations of “Net adjusted income,” “Diluted adjusted earnings per common share,” “Adjusted non interest-income” “Adjusted non interest-expense” on page 54 on your Form 10-K. These measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP financial measures in the future, please address the following:

•

To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measures as non-GAAP measures and complying with all of the disclosure requirements;

•

To the extent that you plan to disclose these measures in future Item 2.02 Form 8-Ks, you should provide all the disclosures required by Regulation G and Item 10(e)(l)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K; and

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

May 10, 2012

•

To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these measures in your Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

PBNY RESPONSE: The Non-GAAP measures on page 54 of form 10-K presenting “Net adjusted income,” “Diluted adjusted earnings per common share,” “Adjusted non interest-income,” “Adjusted non interest-expense” have been removed from our 10-Q. If we should plan to provide these financial measures in future filings with the Commission, the items will be clearly labeled as non-GAAP measures and will comply with all disclosure requirements in Item 10(e) of Regulation S-K. If they are disclosed in Item 2.02 Form8-K, all disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K will be completed. To the extent that we may disclose any material information that includes non-GAAP measures in Item 8.01 on Form 8-K the requirements of Regulation G to label such matters as non-GAAP will be included and reconciliation will be provided to the most relevant GAAP measure in existence.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, Page 73

2.	SEC COMMENT: We note your disclosure on page 9 that during fiscal 2011, $3.0 million of loans were sold as participation certificates whereby such loans were retained as mortgage backed securities guaranteed by Freddie Mac. Please tell us how this transaction is currently reflected in your statements of cash flows. In addition, tell us how you considered whether transactions of this type should be presented in the supplemental schedule of noncash investing and financing activities. Revise your future filings as necessary.

PBNY RESPONSE: During 2011, Provident Bank sold as participation certificates loans that were retained as mortgage backed securities guaranteed by Freddie Mac. These loans were presented in the cash flow in our September 30, 2011 10-K as proceeds from sales of loans held for sale and as purchases of available for sale securities. Currently, the participation certificate is in our investment portfolio and the pay-down’s associated with this investment are included in our statement of cash flows as under investing activities in the proceeds from maturities, calls and other principal payments on securities. The Company currently does not intend to engage in these types of activities going forward.

Notes to Consolidated Financial Statements

Basis of Financial Statement Presentation of Significant Accounting Policies

(h) Loans Held For Sale, page 78

3.	SEC COMMENT: We note your disclosure here that the carrying value of mortgage loans sold is reduced by the amount “allocated to the servicing right.” We also note your disclosure under (i) Servicing Rights which states that servicing rights are initially recorded at fair value. Please clarify your accounting policy for us and revise these disclosures in future filings so that they are consistent with one another.

PBNY RESPONSE: The disclosure loans held for sale has been clarified and is included in the fair value foot note under loans held for sale and impaired loans. Listed below is our prospective addition to the required disclosure:

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors.

Mortgage loans held for sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the amount allocated to the value of the servicing right which is its fair value. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

May 10, 2012

(i)	Servicing Rights, page 78

4.	SEC COMMENT: We note your disclosure here that the Company uses the fair value measurement method to account for its mortgage servicing rights, which involves measuring the servicing rights at fair value at each reporting date. We also note your disclosure on page 121 that the Company uses the amortization method to subsequently measure the carrying value of its servicing assets, which involves recording impairment charges on a nonrecurring basis. Please clarify your accounting policy for us and revise these disclosures in future filings so that they are consistent with one another.

PBNY RESPONSE: The disclosure on servicing rights has been clarified in our March 31, 2012 Form 10-Q in the fair value footnote to indicate that servicing rights are accounted for under the amortization method. This update will correct the inconsistency in prior filings between the policy and the disclosure on mortgage servicing rights in the fair value measurements footnotes. The disclosure will be as follows:

When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income.

The Company utilizes the amortization method to subsequently measure the carrying value of its servicing asset. The Company must record impairment charges on a nonrecurring basis, when the carrying value exceeds the estimated fair value. To estimate the fair value of servicing rights the Company utilizes a third party vendor, which on a quarterly basis, considers the market prices for similar assets and the present value of expected future cash flows associated with the servicing rights. Assumptions utilized include estimates of the cost of servicing, loan default rates, an appropriate discount rate and prepayment speeds. The determination of fair value of servicing rights for impairment purposes is considered a Level 3 valuation. Changes in fair value of mortgage servicing rights, which required an impairment charge and were subsequently recognized in income, for the six months ended March 31, 2012 and 2011, were $128,000 and $0, respectively.

(k)	Allowance for Loan Losses, page 79

5.	SEC COMMENT: We note your disclosure that losses on loans (included impaired loans) are charged to the allowance for loan losses when management believes the collection of principal is unlikely. Please revise your future filings to describe your policy for charging off uncollectible financing receivables by loan portfolio segment. Specifically discuss the triggering events or other facts and circumstances that cause you to charge-off a loan. Refer to ASC 310-10-50-11B (b) for guidance.

The Company analyzes loans by two broad segments or classes: real estate secured loans and loans that are either unsecured or secured by other collateral. The segments or classes considered real estate secured are: residential mortgage loans; commercial mortgage loans; commercial mortgage community business loans; acquisition, development and construction (“ADC”) loans; homeowner loans, and equity lines of credit. The segments or classes considered unsecured or secured by other than real estate collateral are: commercial business loans, commercial community business loans, and consumer loans. In all segments or classes, loans are reviewed for impairment once they are past due 90 days or more, or are classified substandard or doubtful. If a loan is deemed to be impaired in one of the real estate secured segments, it is generally considered collateral dependent. If the value of the collateral securing a collateral dependent impaired loan is less than the loan’s carrying value, a charge-off is recognized equal to the difference between the appraised value and the book value of the loan. Additionally impairment reserves are recognized for estimated costs to hold and to liquidate and a 10% discount of the appraisal value. The ranges for the costs to hold and liquidate are 12-22% for the following segments: commercial mortgage loans, commercial mortgage community business mortgage loans and ADC loans and 7-13 % for homeowner loans, equity lines of credit, and residential mortgage loans. Impaired loans in the real estate secured segments are re-appraised using a summary or drive-by appraisal report every six to nine months. The following is a discussion of the process regarding non- real estate secured loan segments: For loans in the commercial community business loans segment we charge off the full amount of the loan when it becomes 90 days or more past due, or earlier in the case of bankruptcy, after giving effect to any cash or marketable securities pledged as collateral for the loan. For loans in the commercial business loan segment, we conduct a cash flow projection, and charge off the difference between the net present value of the cash flows discounted at the effective note rate and the carrying value of the loan, and generally recognize a 10% impairment reserve to account for the imprecision of our estimates. However, most of these cases receipt of future cash flows is too unreliable to be considered probable, resulting in the charge off of the entire balance of the loan. For unsecured consumer loans, charge offs are recognized once the loan is 90 days or more past due or the borrower files for bankruptcy protection.

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

May 10, 2012

We hereby confirm that all future filings will contain the required disclosure.

(l)	Troubled debt Restructuring, page 79

6.	SEC COMMENT: You disclose that restructured loans are recorded in accrual status when said loans have demonstrated performance, generally evidenced by six months of payment performance in accordance with the restructured terms or by the presence of other significant items. Please tell us and revise your future filings to describe the other significant items that would cause you to record a restructured loan in accrual status.

PBNY COMMENT: The Company’s policy allows for loans to be recorded in accrual status at the time of restructuring and to change the status from non-accrual to accrual when evidenced by six months of payment performance. There are no other significant items that would cause the Company to record a restructured loan in accrual status. Listed below is the updated policy which is included in our March 31, 2012 Form 10Q:

(l) Trouble Debt Restructuring

Not all loans that are restructured as a TDR are classified as non accrual before the restructuring occurs. If the subsequent TDR designation of these accruing loans has been assigned because of a below market interest rate or an extension of time, the new restructured loan will remain on accrual. As noted all other loan restructures requires a minimum of 6 months of performance in accordance with the regulatory guideline.

(5)	Loans, page 90

7.	SEC COMMENT: We note your tables on page 93 that quantify the unpaid principal balance and recorded investment in loans individually evaluated for impairment for the years ended September 30, 2011 and September 30, 2010. We also note that the recorded investment for each of your loan segments appears to be higher than the unpaid principal balance associated with each loan segment. The FASB Master Glossary defines recorded investment as the amount of the investment in a loan, which does reflect any direct write-down of the investment. The unpaid principal balance should reflect the customer’s legal obligation to you. Please tell us and revise your future filings to disclose how you determined the recorded investment and unpaid principal balance amounts. Revise your future filings as necessary.

PBNY COMMENT: Historically the recorded investment on loans individually evaluated for impairment included in the loan footnote represented the unpaid principal balance which reflected any direct write-down of the investment in the loan before any valuation allowance and included any negative tax escrow and any tax in arrears (as required by regulatory reporting standards). Future filings will be revised to include any negative tax escrow as part of the unpaid principal for loans individually evaluated for impairment, as this is part of the customer’s legal obligation to the Company.

(9)	FHLB and Other Borrowings, page 100

8.	SEC COMMENT: We note the Company restructured $89.1 million and $5.0 million of its FHLBNY advances during the year ended September 30, 2011 and quarter ended December 31, 2011, respectively. We also note prepayment fees related to these restructurings are being amortized over the duration o the new borrowing on a level yield basis. Please provide us with your accounting analysis explaining how you determined these transactions and the related prepayment fees should not be accounted for as debt extinguishments. Specifically address how you determined the old and new debt instruments were not substantially different. Refer to ASC 470-50-40-17.

PBNY COMMENT: The Company used a third party vendor, to provide analysis and help determine whether these transactions should be accounted for as debt extinguishment or modification. This analysis has been enclosed as Exhibit 1 to this letter. Management verified the analysis to confirm that this transaction was not a debt extinguishment as the present value calculations are less than 10 percent.

9.	SEC COMMENT: We note your disclosure on page 4 that in the underwriting of commercial real estate loans, a personal guarantee of the loan or a portion thereof is generally required from the principal(s) of the borrower. We also note your disclosure on page 11 that your troubled debt restructurings include loans for which the maturity date has been extended. Please tell us the following:

•

Tell us whether you have any commercial loans that have been extended at or near original maturity, for which you have not considered impaired due to the existence of guarantees. If so, please tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent.

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

May 10, 2012

•

To the extent you extend commercial loans at our near maturity at the exiting loan rate due to the existence of a guarantee, please tell us how you consider whether it is a troubled debt restructuring.

•

Tell us how the company evaluates the strength of the guarantor, including the specific type of information reviewed, how current and objective the information reviewed is, and how often the review is performed;

•

Tell us how often you have pursued and successfully collected from a guarantor during the past two years. As part of your response, please discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seed to enforce the guarantee.

•	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Following is our response to the first two bullet points of Question 9:

All loans to borrowers experiencing financial difficulty that are modified are evaluated for TDR status. We consider loans that are classified substandard or loans 90 days or more past due to indicate the borrower is experiencing financial difficulty. If a loan with any of these characteristics is extended based on the strength of the guarantor, it is not considered a TDR only in the case that the terms of the extension are at or near the terms mandated by current market conditions for borrowers with similar risk characteristics. None of these loans are collateral dependent.

Following is our response to the third bullet point:

In order to evaluate the strength of a guarantor, we analyze a personal financial statement which is no less than twelve months old; the latest filed federal income tax return, a current credit report and a current judgment search. We verify liquid assets and develop and review global cash flows whenever applicable. We use the K-1 partner’s reports to validate cash flows from investments. The review is performed every 12 to 15 months.

Following is our response to the fourth bullet point:

The existence of guaranties frequently leads to consensual repayment plans that would not otherwise be achieved absent the guaranties. At 3/31/12, of the loans that are in substandard status or are formally impaired, we are receiving payment on approximately 23 accounts with outstanding principal balances totaling $36.1 million due to the existence of the guarantees. There are no circumstances in which we would not seek to enforce a guaranty unless the guarantor is bankrupt.

Following is our response to the fourth bullet point:

There is one loan of $390,000 in which the carrying value is in excess of the appraised value and not considered impaired due to the existence of a guaranty.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

General

10.	SEC COMMENT: Please confirm to us that in future filings you will include a section entitled “Compensation Committee Interlocks and Insider Participation.” Refer to Item 407(e)(4) of Regulation S-K.

PBNY RESPONSE: We hereby confirm that we will include the disclosure in future filings as required.

Compensation Decision Process, page 15

11.	SEC COMMENT: We note the disclosure in the fourth paragraph on page 15 that the Compensation Committee considers, among others, the individual performance of each executive when making decisions regarding compensation. Please revise future filings to disclose what elements of individual performance are taken into account in determining such compensation. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

May 10, 2012

PBNY RESPONSE: During the prior and current fiscal year, we have had a number of changes in our senior management, including the hiring of a new Chief Executive Officer and a new Chief Financial Officer. In addition, we announced the appointment of a new Chief Operating Officer and the realignment of key leadership positions with the Company. In connection with these changes, the Compensation Committee has been evaluating changes to its compensation policies and practices, including the manner in which it makes compensation decisions.

To the extent material and consistent with the Compensation Committee’s compensation practices, we will expand our disclosure in future filings to discuss what elements of individual performance are taken into account in determining compensation.

Annual Cash Incentive Compensation, page 16

12.	SEC COMMENT: We reference the disclosure beginning on page 16 of the proxy statement on the assessment of 2011 performance for purposes of determining annual cash incentive compensation. Please revise future filings to quantify the performance goals stipulated by the annual business plan for each of the named categories and quantify the difference between such goals and the Company’s actual performance.

PBNY RESPONSE: As previously reported on a Form 8-K filed on November 1, 2011, the Board of Directors approved and adopted the Provident New York Bancorp Short-term Incentive Plan (the “Plan”). A description and copy of the Plan is included in the Form 8-K. In future filings, we will quantify the performance goals stipulated for each of the named categories and quantify the difference between such goals and our actual performance, subject to Instruction 4 to Item 402(b) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions

Definitive Proxy Statement on Schedule 14A

Transactions with Certain Related Persons, page 37

13.	SEC COMMENT: We note your disclosure that the loans were made in the ordinary course of business, on terms no more favorable to the borrowers, including interest rates and collateral, than those prevailing at the time for comparable transactions with the other persons. Please confirm that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

PBNY RESPONSE: We confirm that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. We will revise the disclosure as requested in future filings.

We are pleased to provide this response to your inquiries and trust that we have adequately addressed your queries. If you would like to discuss any of these matters in more detail, please do not hesitate to contact me anytime in the office at 845.369.8087, or on my cellular at 646.660.5698.

Sincerely,

/s/ Stephen V. Masterson

Stephen V. Masterson
Executive Vice President, Chief Financial Officer

Executed FHLB Restructuring

Prepared for: Provident Bank

December 14, 2010

Scott Hildenbrand	Dick Olstein
Managing Director	Managing Director
(212) 466-7865	(212) 466-7818
shildenbrand@sandleroneill.com	dolstein@sandleroneill.com

Sandler O’Neill is NOT an accounting advisor and does not represent accounting advice. The bank should consult their external auditors and/or accounting professionals for guidance.

SANDLER O’NEILL + PARTNERS. L.P.	+	www.SANDLERONEILL.com
New York + Atlanta + Boston + Chicago + San Francisco

SANDLER O’NEILL + PARTNERS, L.P.

Net Present Value Calculation Summary

Prepared For: Provident Bank

December 14, 2010

The indicative prices set forth above are provided to you by Sandler O’Neill & Partners, L.P. for informational purposes only, as an accommodation and without charge. Although the information provided herein has been prepared by Sandler O’Neill based upon or by reference to sources, materials and systems that Sandler O’Neill believes to be reliable and accurate, Sandler O’Neill does not guarantee its completeness or accuracy, make any warranty or assume responsibility for losses or damages arising out of errors, omissions, changes in market factors or conditions, or any circumstances beyond Sandler O’Neill’s control.

Sandler O’Neill’s indicative prices are generally based upon market pricing observations in the current market. In some cases, indicative prices have been calculated using assumptions that Sandler O’Neill believes to be reasonable, but you must make your own determination as to the reasonableness or appropriateness of these assumptions. The assumptions and parameters used are not the only ones that might reasonably have been selected, and Sandler O’Neill does not guarantee the accuracy or reasonableness of any such indicative prices.

Because Sandler O’Neill’s indicative prices are provided for information purposes only, they do not constitute an offer, or a solicitation of an offer, to buy or sell any of the securities described herein at the levels noted. In addition, as Sandler O’Neill’s indicative prices are prepared as of a particular date and time, they will not reflect subsequent changes in market values or prices or in any other factors relevant to their determination.

You should not assume that all dealers determine indicative prices in the same manner. Generally speaking, indicative prices, like actual ‘dealing prices’, will vary from dealer to dealer. Sometimes this variance may be substantial. Sandler O’Neill does not warrant that Sandler O’Neill’s indicative prices are or will be representative of the indicative prices that may be provided to you by other dealers. For this reason, the indicative prices do not establish, or constitute advice by Sandler O’Neill concerning, the “fair value” of the instruments priced.

Because the indicative prices that we prices that we provide are not attempts to approximate fair value, you should discuss with your auditors and any other advisors you deem appropriate whether and, if so, to what extend Sandler O’Neill’s indicative prices may be useful to you in connection with the preparation of your financial statements or for any other purpose.

Sandler O’Neill may from time to time have a position in, and buy and sell, the securities described herein.

Sandler O’Neill is not an accounting advisor, and this information and analysis does not represent accounting advice. You should consult your auditors and/or accounting professional for accounting guidance.

DEBT RESTRUCTURING ANALYSIS

Old Debt		New Debt
Amount	2,600,000	Amount	2,600,000
Maturity	1/17/2012	Maturity	12/16/2013
Coupon	3.48%	Coupon	1.54%
Fair Value	103.31	Fair Value	100.00
PV% (At 3.48%)	100.00	Coupon Chg	-1.94%
PV$ (At 3.48%)	2,500.000	Structure:	3 Yr. Bullet
		Prepay Penalty	82,791

Present Value Calculations*

(Discount Rate Used: 3.48%)

	PV of Debt ($)		2,443,207
	% Chg from Old		2.27%

Date	# Days	Coupon	Principal	Cash flow
12/14/2010	0	—	—	82,791
1/14/2011	31	3,315	—	3,315
2/14/2011	31	3,315	—	3,316
3/14/2011	28	2,994	—	2,994
4/14/2011	31	3,315	—	3,315
5/14/2011	30	3,208	—	3,208
6/14/2011	31	3,316	—	3,315
7/14/2011	30	3,208	—	3,208
8/14/2011	31	3,316	—	3,315
9/14/2011	31	3,315	—	3,316
10/14/2011	30	3,208	—	3,208
11/14/2011	31	3,316	—	3,316
12/14/2011	30	3,208	—	3,208
1/14/2012	31	3,316	—	3,315
2/14/2012	31	3,315	—	3,316
3/14/2012	29	3,101	—	3,101
4/14/2012	31	3,315	—	3,315
5/14/2012	30	3,208	—	3,208
6/14/2012	31	3,316	—	3,315
7/14/2012	30	3,208	—	3,208
8/14/2012	31	3,315	—	3,315
9/14/2012	31	3,316	—	3,316
10/14/2012	30	3,208	—	3,208
11/14/2012	31	3,316	—	3,315
12/14/2012	30	3,208	—	3,208
1/14/2013	31	3,315	—	3,316
2/14/2013	31	3,316	—	3,315
3/14/2013	28	2,094	—	2,094
4/14/2013	31	3,315	—	3,315
5/14/2013	30	3,208	—	3,208
6/14/2013	31	3,315	—	3,315
7/14/2013	30	3,208	—	3,208
8/14/2013	31	3,315	—	3,316
9/14/2013	31	3,316	—	3,315
10/14/2013	30	3,208	—	3,208
11/14/2013	31	3,315	—	3,316
12/16/2013	32	3,422	2,500,000	2,603,422

*	Calculated on Actual/360 daycount basis

Executed Strategy

CURRENT STRUCTURES				ESTIMATED UNWIND			NEW	RESTRUCTURING SELECTION
Name	Original Balance	Current Borrowing Rates	Maturity Date	Market Price	Gain/ Loss	Dura	Type	New Rate (Effective)*	New Rate (Market)	Potential Rate Change	Duration	NPV Change
1 Yr. Bullet	2,500,000	3.48	01/17/12	103.31	(82,791)	1.07	3 Yr. Bullet	2.67	1.54	(0.81)	2.94	2.27%
Total Restructured (1)	2,500,000	3.48	01/17/12	103.31	(82,791)	1.07		2.67	1.54	(0.81)	2.94

SUMMARY - STRATEGY
Total Strategy Size:	2,500,000
Prepay Penalty:	(82,791)
Old Borrowing Rate:	3.48%
New Borrowing Rate:	2.67%
Cost of Funds (%):	.81%
Ann. Savings ($/Year):	20,316
Old Eff. Dur.:	1.07
New Eff. Dur.:	2.94
Change in Dur:	1.87

*	New Effective Rate assumes prepayment amortized over the duration of the new borrowing. Results may vary if prepayment is straight lined amortized to maturity or accreted as a level yield calculation. The bank should consult their external auditors for guidance.

SANDLER O’NEILL + PARTNERS	| 2

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The analyses contained herein rely upon information obtained from the recipient or from public sources, the accuracy of which has not been verified, and cannot be assured, by Sandler O’Neill & Partners, L.P. Moreover, many of the projections and financial analyses herein are based on estimated financial performance prepared by or in consultation with the recipient and are intended only to suggest reasonable ranges of results. Finally, the printed presentation is incomplete without the oral or video presentation that supplements it.

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Executed FHLB Restructuring

Prepared for: Provident Bank

January 6, 2011

Sara Higgins	Dick Olstein
Managing Director	Managing Director
(212) 466-7811	(212) 466-7818
shiggins@sandleroneill.com	dolstein@sandleroneill.com

Sandler O’Neill is NOT an accounting advisor and does not represent accounting advice. The bank should consult their external auditors and/or accounting professionals for guidance.

SANDLER O’NEILL + PARTNERS, L.P.	+	www.SANDLERONEILL.com
New York + Atlanta + Boston + Chicago + San Francisco

Strategy Executed Dec 14, Dec 30 & Jan 6

CURRENT STRUCTURES				ESTIMATED UNWIND			NEW	RESTRUCTURING SELECTION
Name	Original Balance	Current Rate	Maturity Date	Market Price	Gain/ Loss	Dura	Type	New Initial Rate (Effective)*	New Initial Rate (Market)	Potential Rate Change	Duration	NPV Change
9 Mo. Bullet	10,000,000	3.03	09/16/11	101.94	(194,142)	0.69	3 Yr. Advance	2.27	1.61	(0.76)	2.93	2.18%
10 Mo. Bullet	5,000,000	4.61	11/09/11	103.68	(183,972)	0.83	3 Yr. Advance	2.86	1.61	(1.75)	2.93	4.82%
1 Yr. Bullet	5,000,000	3.63	01/17/12	103.39	(169,464)	1.01	3 Yr. Repo	2.71	1.56	(0.92)	2.94	2.54%
1 Yr. Bullet	2,500,000	3.48	01/17/12	103.31	(82,791)	1.07	3 Yr. Bullet	2.67	1.54	(0.81)	2.94	2.27%
1.75 Yr. Bullet	5,000,000	4.71	11/09/12	107.31	(365,579)	1.77	4 Yr. Advance	4.11	2.21	(0.60)	3.84	1.90%
2 Yr. Amortizer	9,135,335	3.81	01/09/13	103.38	(308,663)	1.00	3 Yr. Advance	2.76	1.61	(1.05)	2.93	2.93%
2 Yr. Bullet	5,000,000	3.80	01/14/13	106.05	(302,541)	1.95	3 Yr Floater	2.56	0.53	(1.24)	0.24	3.30%
2 Yr. Bullet	2,500,000	3.65	01/16/13	105.76	(144,041)	1.95	4 Yr Floater	2.11	0.65	(1.54)	0.24	5.50%
3.25 Yr. NP 3 Mo. Berm.	25,000,000	4.13	03/28/14	109.52	(2,379,882)	2.75	4 Yr Floater	3.02	0.61	(1.11)	0.24	3.56%
4.25 Yr. NP 2 Mo. Euro	20,000,000	2.96	03/02/15	105.10	(1,019,947)	3.88	4 Yr Floater	1.90	0.61	(1.06)	0.24	3.85%
Total Restructured (10)	89,135,335	3.69	07/16/13	105.78	(5,151,022)	2.22		2.63	1.05	(1.06)	1.40

SUMMARY – STRATEGY
Total Strategy Size:	89,135,335
Prepay Penalty:	(5,151,022)
Old Borrowing Rate:	3.69%
New Borrowing Rate:	2.63%
Cost of Funds (%):	1.06%
Ann. Savings ($/Year):	945,262
Old Eff. Dur.:	2.22
New Eff. Dur.:	1.40
Change in Dur:	-0.82

*	New Effective Rate assumes prepayment amortized over the duration of the new borrowing. Results may vary if prepayment is straight lined amortized to maturity or accreted as a level yield calculation. The bank should consult their external auditors for guidance.

SANDLER O’NEILL + PARTNERS	| 2

Strategy Executed Dec 30 & Jan 6

CURRENT STRUCTURES				ESTIMATED UNWIND			NEW	RESTRUCTURING SELECTION
Name	Original Balance	Current Rate	Maturity Date	Market Price	Gain / Loss	Dura	Type	New Initial Rate (Effective)*	New Initial Rate (Market)	Potential Rate Change	Duration	NPV Change
9 Mo. Bullet	10,000,000	3.03	09/16/11	101.94	(194,142)	0.69	3 Yr. Advance	2.27	1.61	(0.76)	2.93	2.18%
10 Mo. Bullet	5,000,000	4.61	11/09/11	103.68	(183,972)	0.83	3 Yr. Advance	2.86	1.61	(1.75)	2.93	4.82%
1 Yr. Bullet	5,000,000	3.63	01/17/12	103.39	(169,464)	1.01	3 Yr. Repo	2.71	1.56	(0.92)	2.94	2.54%
1.75 Yr. Bullet	5,000,000	4.71	11/09/12	107.31	(365,579)	1.77	4 Yr. Advance	4.11	2.21	(0.60)	3.84	1.90%
2 Yr. Amortizer	9,135,335	3.81	01/09/13	103.38	(308,663)	1.00	3 Yr. Advance	2.76	1.61	(1.05)	2.93	2.93%
2 Yr. Bullet	5,000,000	3.80	01/14/13	106.05	(302,541)	1.95	3 Yr Floater	2.56	0.53	(1.24)	0.24	3.30%
2 Yr. Bullet	2,500,000	3.65	01/16/13	105.76	(144,041)	1.95	4 Yr Floater	2.11	0.65	(1.54)	0.24	5.50%
3.25 Yr. NP 3 Mo. Berm.	25,000,000	4.13	03/28/14	109.52	(2,379,882)	2.75	4 Yr Floater	3.02	0.61	(1.11)	0.24	3.56%
4.25 Yr. NP 2 Mo. Euro	20,000,000	2.96	03/02/15	105.10	(1,019,947)	3.88	4 Yr Floater	1.90	0.61	(1.06)	0.24	3.85%
Total Restructured (9)	86,635,335	3.70	08/01/13	105.85	(5,068,231)	2.25		2.63	1.03	(1.07)	1.36

SUMMARY – STRATEGY
Total Strategy Size:	86,635,335
Prepay Penalty:	(5,068,231)
Old Borrowing Rate:	3.70%
New Borrowing Rate:	2.63%
Cost of Funds (%):	1.07%
Ann. Savings ($/Year):	924,946
Old Eff. Dur.:	2.25
New Eff. Dur.:	1.36
Change in Dur:	-0.90

*	New Effective Rate assumes prepayment amortized over the duration of the new borrowing. Results may vary if prepayment is straight lined amortized to maturity or accreted as a level yield calculation. The bank should consult their external auditors for guidance.

SANDLER O’NEILL + PARTNERS	| 3

General Information and Limitations

This presentation, and the oral or video presentation that supplements it, have been developed by and are proprietary to Sandler O’Neill & Partners, L.P. and were prepared exclusively for the benefit and internal use of the recipient. Neither the printed presentation nor the oral or video presentation that supplements it, nor any of their contents, may be reproduced, distributed or used for any other purpose without the prior written consent of Sandler O’Neill & Partners, L.P.

The analyses contained herein rely upon information obtained from the recipient or from public sources, the accuracy of which has not been verified, and cannot be assured, by Sandler O’Neill & Partners, L.P. Moreover, many of the projections and financial analyses herein are based on estimated financial performance prepared by or in consultation with the recipient and are intended only to suggest reasonable ranges of results. Finally, the printed presentation is incomplete without the oral or video presentation that supplements it.

Because Sandler O’Neill’s analyses and data contained herein are provided for information purposes only, they do not constitute an offer, or a solicitation of an offer, to buy or sell any of the securities described herein at the levels noted. In addition, as Sandler O’Neill’s analyses are prepared as of a particular date and time, they will not reflect subsequent changes in market values or prices or in any other factors relevant to their determination.

Sandler O’Neill & Partners, L.P. prohibits employees from offering, directly or indirectly, favorable research, a specific rating or a specific price target, or offering or threatening to change research, a rating or a price target to a company as consideration or inducement for the receipt of business or compensation. The Firm also prohibits research analysts from being compensated for their involvement in, or based upon, specific investment banking transactions.

Sandler O’Neill & Partners, L.P. is a limited partnership, the sole general partner of which is Sandler O’Neill & Partners Corp., a New York corporation. Sandler O’Neill & Partners, L.P. is a registered broker-dealer and a member of the Financial Industry Regulatory Authority. Sandler O’Neill Mortgage Finance, L.P. is an indirect subsidiary of Sandler O’Neill & Partners Corp.

We have provided this analysis at your request on the understanding that you will make an independent judgment regarding the reliability and use of the analysis and its outputs. We also understand that you will not represent that Sandler O’Neill is the source of, or has vouched for the accuracy of, this analysis in any public statement or filing you might make, including reports or other filings submitted to your regulators.

This material is protected under applicable copyright laws and does not carry any rights of publication or disclosure.

Sandler O’Neill is not an accounting advisor, and this information and analysis does not represent accounting advice. You should consult your auditors and/or accounting professional for accounting guidance.

Final Restructuring Summary

Prepared for: Provident Bank

November 1, 2011

Dick Olstein	Andrew Reich
Managing Director	Analyst
(212) 466-7818	(212) 466-7750
dolstein@sandleroneill.com	areich@sandleroneill.com

Sandler O’Neill is NOT an accounting advisor and does not represent accounting advice. The bank should consult their external auditors and/or accounting professionals for guidance.

SANDLER O’NEILL + PARTNERS. L.P.	+	www.SANDLERONEILL.com
New York + Atlanta + Boston + Chicago + San Francisco

Executed Strategy

CURRENT STRUCTURES			ESTIMATED UNWIND			NEW			RESTRUCTURING SELECTION
Name	Current Balance	Current Rate	Maturity Date	Market Price (%)	Market Price ($)	Duration	Type	New Rate (Effective)*	New Rate (Market)	Potential Rate Change	Duration
1.5 Bullet	2,500,000	4.04	05/08/13	105.57	(139,267)	1.49	3 Yr. Bullet	2.81	0.93	(1.23)	2.96
1.5 Bullet	2,500,000	4.04	05/08/13	105.57	(139,267)	1.49	5 Yr. Floater	1.93	0.79	(2.11)	0.24
Total Restructured (2)	5,000,000	4.04	05/08/13	105.57	(278,534)	1.49		2.37	0.86	(1.67)	1.60

SUMMARY – STRATEGY
Total Strategy Size:	5,000,000
Prepay Penalty:	(278,534)
Old Borrowing Rate:	4.04%
New Borrowing Rate:	2.37%
Ann. Cost of Funds Δ (%):	(1.67)
Ann. Cost of Funds Δ ($):	(83,561)
Old Eff. Dur.:	1.49
New Eff. Dur.:	1.60
Change in Dur:	0.11

*	New Effective Rate assumes prepayment amortized over the duration of the new borrowing. Results may vary if prepayment is straight lined amortized to maturity or accreted as a level yield calculation. The bank should consult their external auditors for guidance.

SANDLER O’NEILL + PARTNERS	| 2

General Information and Limitations

This presentation, and the oral or video presentation that supplements it, have been developed by and are proprietary to Sandler O’Neill & Partners, L.P. and were prepared exclusively for the benefit and internal use of the recipient. Neither the printed presentation nor the oral or video presentation that supplements it, nor any of their contents, may be reproduced, distributed or used for any other purpose without the prior written consent of Sandler O’Neill & Partners, L.P.

The analyses contained herein rely upon information obtained from the recipient or from public sources, the accuracy of which has not been verified, and cannot be assured, by Sandler O’Neill & Partners, L.P. Moreover, many of the projections and financial analyses herein are based on estimated financial performance prepared by or in consultation with the recipient and are intended only to suggest reasonable ranges of results. Finally, the printed presentation is incomplete without the oral or video presentation that supplements it.

Because Sandler O’Neill’s analyses and data contained herein are provided for information purposes only, they do not constitute an offer, or a solicitation of an offer, to buy or sell any of the securities described herein at the levels noted. In addition, as Sandler O’Neill’s analyses are prepared as of a particular date and time, they will not reflect subsequent changes in market values or prices or in any other factors relevant to their determination.

Sandler O’Neill & Partners, L.P. prohibits employees from offering, directly or indirectly, favorable research, a specific rating or a specific price target, or offering or threatening to change research, a rating or a price target to a company as consideration or inducement for the receipt of business or compensation. The Firm also prohibits research analysts from being compensated for their involvement in, or based upon, specific investment banking transactions.

Sandler O’Neill & Partners, L.P. is a limited partnership, the sole general partner of which is Sandler O’Neill & Partners Corp., a New York corporation. Sandler O’Neill & Partners, L.P. is a registered broker-dealer and a member of the Financial Industry Regulatory Authority. Sandler O’Neill Mortgage Finance, L.P. is an indirect subsidiary of Sandler O’Neill & Partners Corp.

We have provided this analysis at your request on the understanding that you will make an independent judgment regarding the reliability and use of the analysis and its outputs. We also understand that you will not represent that Sandler O’Neill is the source of, or has vouched for the accuracy of, this analysis in any public statement or filing you might make, including reports or other filings submitted to your regulators.

This material is protected under applicable copyright laws and does not carry any rights of publication or disclosure.

Sandler O’Neill is not an accounting advisor, and this information and analysis does not represent accounting advice. You should consult your auditors and/or accounting professional for accounting guidance.

SANDLER O’NEILL + PARTNERS, L.P.

Net Present Value Calculation Summary

Prepared For: Provident Bank

November 1, 2011

The indicative prices set forth above are provided to you by Sandler O’Neill & Partners, L.P. for informational purposes only, as an accommodation and without charge. Although the information provided herein has been prepared by Sandler O’Neill based upon or by reference to sources, materials and systems that Sandler O’Neill believes to be reliable and accurate, Sandler O’Neill does not guarantee its completeness or accuracy, make any warranty or assume responsibility for losses or damages arising out of errors, omissions, changes in market factors or conditions, or any circumstances beyond Sandler O’Neill’s control.

Sandler O’Neill’s indicative prices are generally based upon market pricing observations in the current market. In some cases, indicative prices have been calculated using assumptions that Sandler O’Neill believes to be reasonable, but you must make your own determination as to the reasonableness or appropriateness of these assumptions. The assumptions and parameters used are not the only ones that might reasonably have been selected, and Sandler O’Neill does not guarantee the accuracy or reasonableness of any such indicative prices. Because Sandler O’Neill’s indicative prices are provided for information purposes only, they do not constitute an offer, or a solicitation of an offer, to buy or sell any of the securities described herein at the levels noted. In addition, as Sandler O’Neill’s indicative prices are prepared as of a particular date and time, they will not reflect subsequent changes in market values or prices or in any other factors relevant to their determination.

You should not assume that all dealers determine indicative prices in the same manner. Generally speaking, indicative prices, like actual “dealing prices”, will vary from dealer to dealer. Sometimes this variance may be substantial. Sandler O’Neill does not warrant that Sandler O’Neill’s indicative prices are or will be representative of the indicative prices that may be provided to you by other dealers. For this reason, the indicative prices do not establish, or constitute advice by Sandler O’Neill concerning, the “fair value” of the instruments priced.

Because the indicative prices that we provide are not attempts to approximate fair value, you should discuss with your auditors and any other advisors you deem appropriate whether and, if so, to what extent Sandler O’Neill’s indicative prices may be useful to you in connection with the preparation of your financial statements or for any other purpose.

Sandler O’Neill may from time to time have a position in, and buy and sell, the securities described herein.

Sandler O’Neill is not an accounting advisor, and this information and analysis does not represent accounting advice. You should consult your auditors and/or accounting professional for accounting guidance.

DEBT RESTRUCTURING ANALYSIS

Old Debt		New Debt
Amount	2,500,000	Amount	2,500,000
Maturity	5/8/2013	Maturity	11/1/2014
Next Put	NA	Next Put	11/1/2014
Coupon	4.04%	Coupon	0.93%
Fair Value	105.57	Fair Value	100.00
PV% to Maturity (At 4.04%)	100.00	Coupon Chg	-3.11%
PV$ to Maturity (At 4.04%)	2,600,000	Structure:	3 Yr. Bullet
PV% to Put (At 4.04%)	100.00	Prepay Penalty	139,267
PV$ to Put (At 4.04%)	2,500,000

Present Value Calculations*

(Discount Rate Used: 4.04%)

	PV of Debt ($)		2,417,146
	% Chg from Old		3.31%

Date	# Days	Coupon	Principal	Cash Flow
11/1/2011	0	—	—	139,267
12/1/2011	30	1,938	—	1,938
1/1/2012	31	2,002	—	2,002
2/1/2012	31	2,002	—	2,002
3/1/2012	29	1,873	—	1,873
4/1/2012	31	2,002	—	2,002
5/1/2012	30	1,938	—	1,938
6/1/2012	31	2,002	—	2,002
7/1/2012	30	1,938	—	1,938
8/1/2012	31	2,002	—	2,002
9/1/2012	31	2,002	—	2,002
10/1/2012	30	1,938	—	1,938
11/1/2012	31	2,002	—	2,002
12/1/2012	30	1,938	—	1,938
1/1/2013	31	2,002	—	2,002
2/1/2013	31	2,002	—	2,002
3/1/2013	28	1,808	—	1,808
4/1/2013	31	2,002	—	2,002
5/1/2013	30	1,938	—	1,938
6/1/2013	31	2,002	—	2,002
7/1/2013	30	1,938	—	1,938
8/1/2013	31	2,002	—	2,002
9/1/2013	31	2,002	—	2,002
10/1/2013	30	1,938	—	1,938
11/1/2013	31	2,002	—	2,002
12/1/2013	30	1,938	—	1,938
1/1/2014	31	2,002	—	2,002
2/1/2014	31	2,002	—	2,002
3/1/2014	28	1,808	—	1,808
4/1/2014	31	2,002	—	2,002
5/1/2014	30	1,938	—	1,938
6/1/2014	31	2,002	—	2,002
7/1/2014	30	1,938	—	1,938
8/1/2014	31	2,002	—	2,002
9/1/2014	31	2,002	—	2,002
10/1/2014	30	1,938	—	1,938
11/1/2014	31	2,002	2,500,000	2,502,002

*	Calculated on Actual/360 daycount basis

DEBT RESTRUCTURING ANALYSIS

Old Debt		New Debt
Amount	2,500,000	Amount	2,500,000
Maturity	5/8/2013	Maturity	11/1/2016
Next Put	NA	Next Put	11/1/2016
Coupon	4.04%	Coupon	0.79%
Fair Value	105.57	Fair Value	100.00
PV% to Maturity (At 4.04%)	100.00	Coupon Chg	-3.25%
PV$ to Maturity (At 4.04%)	2,500,000	Structure:	5 Yr. Floater
PV% to Put (At 4.04%)	100.00	Prepay Penalty	139,267
PV$ to Put (At 4.04%)	2,500,000

Present Value Calculations*

(Discount Rate Used: 4.04%)

	PV of Debt ($)		2,267,481
	% Chg from Old		9.30%

Date	# Days	Coupon	Principal	Cash Flow
11/1/2011	0	—	—	139,267
12/1/2011	30	1,646	—	1,646
1/1/2012	31	1,701	—	1,701
2/1/2012	31	1,701	—	1,701
3/1/2012	29	1,691	—	1,591
4/1/2012	31	1,701	—	1,701
5/1/2012	30	1,646	—	1,646
6/1/2012	31	1,701	—	1,701
7/1/2012	30	1,646	—	1,646
8/1/2012	31	1,701	—	1,701
9/1/2012	31	1,701	—	1,701
10/1/2012	30	1,646	—	1,646
11/1/2012	31	1,701	—	1,701
12/1/2012	30	1,646	—	1,646
1/1/2013	31	1,701	—	1,701
2/1/2013	31	1,701	—	1,701
3/1/2013	28	1,536	—	1,536
4/1/2013	31	1,701	—	1,701
5/1/2013	30	1,646	—	1,646
6/1/2013	31	1,701	—	1,701
7/1/2013	30	1,646	—	1,646
8/1/2013	31	1,701	—	1,701
9/1/2013	31	1,701	—	1,701
10/1/2013	30	1,646	—	1,646
11/1/2013	31	1,701	—	1,701
12/1/2013	30	1,646	—	1,646
1/1/2014	31	1,701	—	1,701
2/1/2014	31	1,701	—	1,701
3/1/2014	28	1,536	—	1,536
4/1/2014	31	1,701	—	1,701
5/1/2014	30	1,646	—	1,646
6/1/2014	31	1,701	—	1,701
7/1/2014	30	1,646	—	1,646
8/1/2014	31	1,701	—	1,701
9/1/2014	31	1,701	—	1,701
10/1/2014	30	1,646	—	1,646
11/1/2014	31	1,701	—	1,701
12/1/2014	30	1,646	—	1,646
1/1/2015	31	1,701	—	1,701
2/1/2015	31	1,701	—	1,701
3/1/2015	28	1,536	—	1,536
4/1/2015	31	1,701	—	1,701
5/1/2015	30	1,646	—	1,646
6/1/2015	31	1,701	—	1,701
7/1/2015	30	1,646	—	1,646
8/1/2015	31	1,701	—	1,701
9/1/2015	31	1,701	—	1,701
10/1/2015	30	1,646	—	1,646
11/1/2015	31	1,701	—	1,701
12/1/2015	30	1,646	—	1,646
1/1/2016	31	1,701	—	1,701
2/1/2016	31	1,701	—	1,701
3/1/2016	29	1,591	—	1,591
4/1/2016	31	1,701	—	1,701
5/1/2016	30	1,646	—	1,646
6/1/2016	31	1,701	—	1,701
7/1/2016	30	1,646	—	1,646
8/1/2016	31	1,701	—	1,701
9/1/2016	31	1,701	—	1,701
10/1/2016	30	1,646	—	1,646
11/1/2016	31	1,701	2,600,000	2,501,701

*	Calculated on Actual/360 daycount basis